INTERFACE, INC
1280 WEST PEACHTREE STREET NW
ATLANTA, GEORGIA, 30309

June 10, 2022

United States
Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
Washington, D.C. 20549
Re:    Interface, Inc.
Form 10-K for the Fiscal Year Ended January 2, 2022
Filed March 2, 2022
File No. 001-33994
Ladies and Gentlemen:
Interface, Inc. (the “Company”) is providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated May 27, 2022 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2022, filed on March 2, 2022.
Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience the Company has incorporated into this response letter.

Form 10-K for the Fiscal Year Ended January 2, 2022
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation Critical Accounting Policies and Estimates
Goodwill, page 38

1.Revise this discussion in future filings to include information that will allow investors to better assess the probability of future goodwill impairment charges. For example, please disclose whether your reporting unit is at risk of failing the quantitative impairment test or whether the fair value of your reporting unit is substantially in excess of carrying value and is not at risk of failing. For each reporting unit at risk of failing, disclose the following:
•the percentage by which fair value exceeded carrying value at the date of the most recent test;
•a more detailed description of the methods and key assumptions used and how the key assumptions were determined;
•a discussion of the degree of uncertainty associated with the assumptions; and
•a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Refer to Item 303(b)(3) of Regulation S-K.

Response to Comment 1:

The Company respectfully acknowledges the Staff’s Comment. In future filings, if the fair value of any reporting unit with goodwill is not substantially in excess of its carrying value, we will provide the requested additional disclosures or summaries of them in MD&A to the extent material.

Notes to Consolidated Financial Statements
Note 3 – Revenue Recognition
Disaggregation of Revenue, page 55

2.We note from page 4 that you offer various product categories, including Modular Carpet,
Modular Resilient Flooring, Rubber Flooring, as well as other products. Please tell us how you considered the guidance in ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91 when evaluating whether to disclose disaggregated revenue by product categories in addition to revenue by customer geographic region.

Response to Comment 2:
The Company respectfully acknowledges the Staff’s Comment and advises the Staff that the objective of its disaggregated revenue disclosure is to provide the most useful information to users of its financial statements based on Generally Accepted Accounting Principles (“GAAP”) as outlined in Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”) and on categories that are meaningful to users of the consolidated financial statements and the Company. This assessment requires judgment, depends on various entity-specific and industry-specific factors and is not subject to a single prescribed factor as the basis for disaggregation.
In determining the appropriate categories to use to disaggregate revenue for purposes of its disclosure, the Company considered the requirements of paragraphs 606-10-50-5 and 606-10-55-89 of ASC 606, which require an entity to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Further, the extent to which an entity’s revenue is disaggregated for the purposes of this disclosure depends on the facts and circumstances that pertain to the entity’s contracts with customers. While some entities may need to use more than one type of category to meet the objective in paragraph 606-10-50-5 for disaggregating revenue, others may meet the objective by using only one type of category to disaggregate revenue.
We also considered the Background Information and Basis for Conclusions included as Section C of Accounting Standards Update No. 2014-09 (“ASU 2014-09”), which originally introduced ASC 606, and paragraph BC336 in particular, in which the Board decided not to describe a specific characteristic of revenue as the basis for disaggregation because it intended for entities to make the determination based on entity and/or industry specific factors that are most meaningful for their business.
Paragraph 606-10-55-90 of ASC 606 states that when selecting the type of categories to use for disaggregation of revenue an entity should consider how information about the entity’s revenue is presented for other purposes, including all of the following:

a.	“Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, or investor presentations);
b.	Information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments; and
c.	Other information that is similar to the types of information identified in (a) and (b) and that is used by the entity or users of the entity’s financial statements to evaluate the entity’s financial performance or make resource allocation decisions.”

In applying the disaggregation framework outlined above, the Company considered its existing reportable segments and reporting units which are organized by geography. When considering whether to also disaggregate revenue by product categories, the Company considered that it does not disclose sales by product category externally, including in earnings releases or investor presentations. Additionally, the Company’s chief operating decision maker, our Chief Executive Officer (“CEO”), primarily allocates internal resources and reviews revenue performance by geographic region. While our CEO has access to sales information by product category, financial performance, including variable compensation targets, is evaluated geographically and not by product category. The Company also has an integrated sales force organized by geography where each regional team sells all of the Company’s products.
Consistent with ASC 606-10-50-5, we also considered whether the impact of certain economic factors would create greater uncertainty on the timing and amount of revenue and cash flows at the product category level. The Company concluded that the impact of certain economic factors from a specific geographical region, including but not limited to, pandemics, acts of war and inflation would have a greater impact on the timing and amount of revenue recognized and cash flows generated for that region.
Based on our evaluation of the guidance in paragraph 606-10-55-90 and 91 as well as considering the guidance within the Background Information and Basis for Conclusions in ASU 2014-09, specifically paragraph BC336, the Company believes it has met the disclosure objective in ASC 606-10-50-5. We believe disaggregation of our revenues on the basis of geography is most appropriate due to our global footprint and for the reasons set forth below, and that further or additional disaggregation would not provide materially useful information to our financial statement users or be meaningful to the Company.
Approximately one half of our revenues are from outside the U.S. and changes in foreign currency exchange rates could have a substantial impact on the amount of our revenues. Our disaggregation provides meaningful insights to revenues by region, each representing a different risk profile, enables users of its financial statements to understand how the Company’s revenues impact its financial position and is consistent with how the Company manages its business.
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The Staff is requested to direct any further questions regarding this filing and this letter to the undersigned at (404) 450-1153. Thank you.
Sincerely,
/s/ Robert H. Pridgen
Robert H. Pridgen
Vice President, Chief Accounting Officer

cc:     David B. Foshee, General Counsel and Secretary
David M. Eaton, Esq., Kilpatrick Townsend & Stockton LLP